Exhibit 99.2

FORM 51-102F3 MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Osisko Gold Group Inc. (formerly Osisko Development Corp.) (the "Company")

155 University Avenue, Suite 1450

Toronto, Ontario M5H 3B7

Item 2	Date of Material Change

July 14, 2026

Item 3	News Release

A news release with respect to the material change referred to in this report was issued by the Company through Globe Newswire on July 15, 2026 and subsequently filed on SEDAR+ (www.sedarplus.ca) under the Company's issuer profile on July 15, 2026.

Item 4	Summary of Material Change

On July 14, 2026, the Company filed articles of amendment effecting a change of: (i) its name from "Osisko Development Corp." to "Osisko Gold Group Inc." (the "Name Change") and (ii) the province of its registered office from Québec to Ontario (the "Registered Office Change").

In connection with the Name Change, the Company changed its stock ticker symbol for (i) its common shares listed on the TSX Venture Exchange (the "TSXV") and the New York Stock Exchange (the "NYSE") from "ODV" to "OGG", (ii) its warrants listed on the TSXV from "ODV.WT.A", "ODV.WT.U" and "ODV.WT.V" to "OGG.WT.A", "OGG.WT.U" and "OGG.WT.V", respectively, and (iii) its warrants listed on Nasdaq from "ODVWZ" to "OGGWZ".

Item 5	Full Description of Material Change

On July 14, 2026, the Company changed its name from "Osisko Development Corp." to "Osisko Gold Group Inc." and changed the province of the Company's registered office from Québec to Ontario. The Name Change and the Registered Office Change were approved by shareholders of the Company at its annual and special meeting of shareholders held on June 23, 2026.

In connection with the Name Change, the common shares of the Company began trading on the TSXV and NYSE under a new ticker symbol "OGG" at the start of trading on July 20, 2026 on each of the TSXV and the NYSE. In connection with the Name Change, the following new CUSIP and ISIN numbers have been assigned to the common shares of the Company: CUSIP 68827X105 and ISIN CA68827X1050.

In addition, the Company changed its stock ticker symbol for its warrants listed on the TSXV from "ODV.WT.A", "ODV.WT.U" and "ODV.WT.V" to "OGG.WT.A", "OGG.WT.U" and "OGG.WT.V", respectively, and its warrants listed on Nasdaq from "ODVWZ" to "OGGWZ", effective at the start of trading on July 20, 2026. The following new CUSIP and ISIN numbers have been assigned to the warrants of the Company: (i) OGG.WT.A: CUSIP 68827X139 and ISIN CA68827X1399; (ii) OGG.WT.U: CUSIP 68827X113 and ISIN CA68827X1134; and (iii) OGG.WT.V: CUSIP 68827X121 and ISIN CA68827X1217.

A copy of the articles and certificate of amendment reflecting the Name Change and Registered Office Change are available on SEDAR+ (www.sedarplus.ca) under the Company's issuer profile.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For additional information, please contact Sean Roosen, Chairman and CEO at +1 (514) 940-0685 or sroosen@osiskogold.ca, or Philip Rabenok, Vice President, Investor Relations at +1 (437) 423-3644 or prabenok@osiskogold.ca.

Item 9	Date of Report

July 20, 2026.